Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: KKR Financial Holdings LLC

Subject Company: KKR Financial Holdings LLC

Commission File No.: 001-33437

KKR-KFN MERGER AGREEMENT

FREQUENTLY ASKED QUESTIONS FOR KFN SHAREHOLDERS

What has been announced?

KKR and KFN jointly announced that KKR has agreed to acquire KFN in an all-equity transaction.  KFN shareholders are to receive 0.51 common units of KKR for each common share of KFN, implying a $2.6 billion value for KFN’s common equity as of market close on December 16, 2013.

The transaction has been approved by the boards of directors of both companies.  In KFN’s case, approval was based on the unanimous recommendation of a committee of independent directors of KFN.

The transaction is subject to approval by KFN’s shareholders as well as customary regulatory approvals and other customary closing conditions

What does this mean for my holdings in KFN?  What will I receive if the transaction is approved?

Should the transaction be approved by shareholders, KFN shareholders will receive 0.51 common units of KKR & Co. L.P. (NYSE: KKR) for each common share of KFN.  Please note that because this is a share exchange, KFN shareholders are not guaranteed a specific dollar value of KKR common units; rather, they would receive this specific number of KKR common units at closing.  The value of those common units may fluctuate as KKR’s common units are traded in the market.  Therefore, KFN shareholders may not receive their 0.51 KKR common units per KFN share at a value of $12.79 (which only represents the implied value as of December 16, 2013).

KKR units offer KFN shareholders materially enhanced trading liquidity as well as an opportunity to participate in the performance of all KKR businesses, including alternative asset management, capital markets and the KKR balance sheet.

The transaction delivers a significant premium for KFN shareholders as of December 16, 2013 as well as on a trailing 30-day volume-weighted average closing price basis:

•                  35% premium based on KKR and KFN’s closing prices on December 16, 2013;

•                  27% premium based on volume-weighted average price from November 4 to December 16, 2013; and

•                  A multiple of 1.15x KFN’s GAAP book value per common share of $10.42 as of September 30, 2013, calculated based on the volume-weighted average price cited above.

The transaction was structured as a taxable merger; what does that mean?

A taxable merger means that KFN shareholders will be taxed on the transaction in the same manner they would have been if they had instead sold their KFN shares for cash.

A KFN shareholder will recognize gain on the exchange of KFN shares for KKR units to the extent that the fair market value of the KKR units received in the merger exceeds their tax basis in KFN shares.  A KFN shareholder will recognize a loss on the exchange of KFN shares for KKR units to the extent that the tax basis in their KFN shares exceeds the fair market value of KKR units received in the merger.  In the gain scenario, a portion of the gain will be ordinary and a portion of the gain will be capital.  In the loss scenario, a KFN shareholder may still recognize some ordinary income on the exchange.

Tax implications will differ by investor.  We recommend discussing the impacts of this transaction with your tax advisor.

What is the voting and closing process?

The transaction is subject to approval by KFN’s shareholders as well as customary regulatory approvals and other customary closing conditions.

In connection with the proposed transaction, KKR & Co. L.P. currently intends to file a Registration Statement on Form S-4 that will include a proxy statement/prospectus of KFN.  KKR & Co. L.P. also plans to file other relevant materials with the SEC. Shareholders of KKR Financial Holdings LLC are urged to read the proxy statement/prospectus contained in the Registration Statement and other relevant materials because these materials will contain important information about the proposed transaction.

A date for a shareholder meeting has not been set; however, KFN currently expects it will take place in the first half of 2014.  This information will be made available in the proxy statement which will be filed with the SEC.

How much of KFN does KKR already own?

KKR and its affiliates own less than 5% of the outstanding KFN shares.

Will business continue as usual until the outcome of the shareholder vote is announced?

KFN will continue to run its business in the ordinary course until the transaction is closed (in the event the transaction is approved by KFN’s shareholders).  For example, we will continue to report earnings and pay distributions to the extent they are declared by our board of directors.

How will the merger agreement affect KFN’s ability to pay quarterly distributions to its shareholders?

KFN’s board of directors will continue to determine the timing and amount of distributions payable to KFN’s shareholders, in accordance with KFN’s existing distribution policy.  Pursuant to the merger agreement, distributions in excess of $0.22 per quarter prior to the closing of the merger would require the consent of KKR.

KKR and KFN have agreed to coordinate so that holders of KFN’s common shares will not receive both a KFN quarterly distribution and a KKR quarterly distribution in the same calendar quarter.

What if I own KFN securities other than common shares?  Will these securities be affected by the merger?

Upon closing of the transaction, which is expected in the first half of 2014, KFN will become a subsidiary of KKR.  KFN’s perpetual preferred shares as well as its junior subordinated and senior notes will remain outstanding securities of KFN.

Is KKR also a partnership for tax purposes?

Yes, KKR & Co. L.P. (NYSE: KKR) is also a partnership for tax purposes.

If the merger is approved by shareholders, who may I contact about my new KKR shares?

You may contact KKR Investor Relations at (877) 610-4910 (U.S.) or +1 (212) 230-9410, or via e-mail at investor-relations@kkr.com.

Additional Information and Where to Find It

In connection with the proposed transaction, KKR currently intends to file a Registration Statement on Form S-4 that will include a proxy statement/prospectus of KFN.  KKR also plans to file other relevant materials with the SEC. Shareholders of KFN are urged to read the proxy statement/prospectus contained in the Registration Statement and other relevant materials because these materials will contain important information about the proposed transaction. These materials will be made available to the shareholders of KFN at no expense to them. The Registration Statement and other relevant materials, including any documents incorporated by reference therein, may be obtained free of charge at the SEC’s website at www.sec.gov or for free from KKR at http://ir.kkr.com/ or by emailing investor-relations@kkr.com. Such documents are not currently available. You may also read and copy any reports, statements and other information filed by KKR with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information or its public reference room.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

KKR, KFN and their respective directors, executive officers and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from KFN’s common shareholders in respect of the proposed transaction.  Information regarding KFN’s directors and executive officers is available in KFN’s proxy statement for its 2013 annual meeting of shareholders, filed with the SEC on March 18, 2013.  Information regarding KKR’s directors and executive officers is available in KKR’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, filed with the SEC on February 22, 2013.  Additional information regarding the interests of such potential participants in the proposed transaction will be included in the proxy statement/prospectus to be filed with the SEC in connection with the proposed transaction.  These documents may be obtained free of charge from the SEC’s website at www.sec.gov and KFN’s website at http://ir.kkr.com/kfn_ir/kfn_sec.cfm.

Forward-Looking Statements

Statements about the expected timing, completion and effects of the proposed transaction and all other statements in this report and the exhibits furnished or filed herewith, other than historical facts, constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Readers are cautioned not to place undue reliance on these forward-looking statements and any such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.  All forward-looking statements speak only as of the date hereof and are based on current expectations and involve a number of assumptions, risks and uncertainties that could cause the actual results to differ materially from such forward-looking statements.  KFN may not be able to complete the proposed transaction on the terms described above or other acceptable terms or at all because of a number of factors, including without limitation (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, (2) the failure to obtain shareholder approval or the failure to satisfy the other closing conditions, (3) risks related to disruption of management’s attention from KFN’s ongoing business operations due to the transaction and (4) the effect of the announcement of the Merger on the ability of KFN to maintain its operating results and business generally.

Actual results may differ materially from those indicated by such forward-looking statements.  In addition, the forward-looking statements represent KFN’s views as of the date on which such statements were made.  KFN anticipates that subsequent events and developments may cause its views to change.  However, although KFN may elect to update these forward-looking statements at some point in the future, it specifically disclaims any obligation to do so.  These forward-looking statements should not be relied upon as representing KFN’s views as of any date subsequent to the date hereof.  Additional factors that may affect the business or financial results of KFN are described in the risk factors included in KFN’s filings with the SEC, including KFN’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, and later filed quarterly reports on Form 10-Q and Current Reports on Form 8-K, which factors are incorporated herein by reference.  KFN expressly disclaims a duty to provide updates to forward-looking statements, whether as a result of new information, future events or other occurrences.